[Letterhead of Uber Technologies, Inc.]

November 16, 2020

Via EDGAR and Courier
Office of Trade & Services

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Uber Technologies, Inc. Registration Statement on Form S-4

File No. 333-242307

Request for Effectiveness

Dear Mr. Morris and Ms. Jaskot:

Reference is made to the Registration Statement on Form S-4 (File No. 333-242307) filed by Uber Technologies, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on August 7, 2020, as amended on September 25, 2020, October 26, 2020 and November 12, 2020 (the “Registration Statement”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on November 18, 2020, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.

Please contact Andrew J. Nussbaum of Wachtell, Lipton, Rosen & Katz at (212) 403-1269 or Mark A. Stagliano at (212) 403-1060 with any questions you may have concerning this letter or if you require any additional information. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Nussbaum or Mr. Stagliano and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Keir Gumbs

Keir Gumbs

cc:	Tony West, Uber Technologies, Inc.

Bastian Lehmann, Postmates Inc.

Tad J. Freese, Latham & Watkins LLP

Chad G. Rolston, Latham & Watkins LLP

Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz

Mark A. Stagliano, Wachtell, Lipton, Rosen & Katz